UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          CELL POWER TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    15114Y106
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                                 (CUSIP Number)

                SALVATORE RUSSO, C/O SOS RESOURCE SERVICES INC.,
                 403 EAST MAIN STREET, PORT JEFFERSON, NY 11777
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 12, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------- ---------
CUSIP NO. 15114Y106
--------- ---------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SOS Resource Services Inc.

          IRS Identification No. 11-3532079
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

               (a)  [ ]

               (b)  [ ]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          OO
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          [ ]
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------- ----------------------------------------------------------------------
 NUMBER OF        7      SOLE VOTING POWER

   SHARES                2,200,000
                  ------ -------------------------------------------------------
BENEFICIALLY      8      SHARED VOTING POWER

  OWNED BY               0
                  ------ -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER

 REPORTING               2,200,000
                  ------ -------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER

    WITH                 0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,200,000
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

           [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.67% (BASED ON 28,700,000 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING)
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (See Instructions)

          CO
--------- ----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

The title and class of equity securities to which this Schedule 13D relates is Common Stock, no par value (the "Common Stock"), of Cell Power Technologies, Inc., a Florida corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1428 36th Street, Suite 205, Brooklyn, New York 11218

ITEM 2.  IDENTITY AND BACKGROUND

(a) This statement is being filed by SOS Resource Services Inc., a New York corporation (the "Reporting Person").

(b) The business address of the Reporting Person is 403 East Main Street, Port Jefferson, NY 11777.

(c) The Reporting Person's principal business is corporate planning.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

On February 12, 2004, SOS Resource Services Inc. acquired 1,500,000 restricted shares of Common Stock of the Issuer as consideration for consulting services to be provided to the Issuer.

On March 18, 2004, SOS Resource Services Inc. purchased 700,000 shares of Common Stock of the Issuer on the open market for a purchase price of $.01 per share. The source of funds for the open market purchase was working capital of SOS Resource Services Inc.

ITEM 4.  PURPOSE OF TRANSACTION

On February 12, 2004, SOS Resource Services Inc. acquired 1,500,000 restricted shares of Common Stock of the Issuer solely as consideration for consulting services to be provided to the Issuer.

The shares of Common Stock purchased by SOS Resource Services Inc. on the open market on March 18, 2004 were acquired for investment purposes.

SOS Resource Services Inc. has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws or to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Currently, SOS Resource Services Inc. beneficially owns an aggregate of 2,200,000 shares of Common Stock of the Issuer (7.67% based upon 28,700,000 shares issued and outstanding) and has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.


Except as set forth above, SOS Resource Services Inc. has not effected any other transaction in the Common Stock of the Issuer in the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


SOS Resource Services Inc. entered into a Consulting Agreement, dated February 12, 2004, with E-The Movie Network, Inc. (n/k/a Cell Power Technologies, Inc.), to provide corporate planning consulting services to the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Consulting Agreement dated February 12, 2004 between SOS Resource Services Inc. and E-The Movie Network, Inc.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 10, 2004


SOS RESOURCE SERVICES INC.

By: /s/ Salvatore Russo
    -------------------
       Salvatore Russo,
       President